July 8, 2024

Michael Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

       Re: Jet.AI Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 20, 2024
           File No. 333-279385
Dear Michael Winston:

     We have conducted a limited review of your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed June 20, 2024
General

1. We note you are attempting to register the Filing Default Shares and Effectiveness
       Default Shares for resale. However, it is not clear from your disclosure or the Registration
       Rights Agreement at Exhibit 10.32 that such shares have been issued and are outstanding or deemed to be outstanding. Please revise your prospectus to clarify whether all of the securities to be registered for resale are outstanding. If they are not outstanding, or deemed to be outstanding, provide your basis for registering the resale of such securities at this time.
 July 8, 2024
Page 2
2. We note that the issuance of the 11,750,000 shares of Common Stock underlying the Series B Preferred Stock and the Ionic Warrant is subject to stockholder approval. Please confirm your understanding that we will not be in a position to declare your registration statement effective until we have completed our review of your related proxy statement on Schedule 14A, filed April 22, 2024, File No. 001-40725, and until you have received the requisite stockholder approval.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cheryl Brown, Staff Attorney, at 202-551-3905 or Liz Packebusch, Staff
Attorney, at 202-551-8749 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Kate Bechen